UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

DAC Technologies Group International, Inc.
(Name of Issuer)

Common Shares, Par Value $0.001
(Title of Class of Securities)

23302R 10 7
(CUSIP Number)

David A. Collins 6465 SW 104th Street Pinecrest, FL 33156 (954) 465-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
N/A-Issuer Filed Form 15-12G March 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	23302R 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David A. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,660,698
	8	SHARED VOTING POWER
1,467,013
	9	SOLE DISPOSITIVE POWER
1,660,698
	10	SHARED DISPOSITIVE POWER
1,467,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,127,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.67%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

Common Shares, $0.001 Par Value
DAC Technologies Group International, Inc.
4700 S. Bowman Road, Suite 900
Little Rock, AR 72210

Item 2.	Identity and Background

(a)	David A. Collins

(b)	6465 SW 104th Street, Pinecrest, FL 33156

(c)	Chairman and CEO, DAC Technologies Group International, Inc., 4700 S. Bowman Road, Suite 900, Little Rock, AR 72210

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Considerations

Personal Funds

Item 4.	Purpose of Transaction

a.	The Reporting Person is voluntarily filing this report, as the Issuer previously filed Form 15-12G March 9, 2011. The Reporting Person’s present ownership of the issuer’s securities had been made for investment purposes and to increase his holdings. The Reporting has no present plans to purchase or sell securities of the Issuer, but reserves the right to do so in the future.

b.	No plans

c.	No plans

d.	No plans

e.	No plans

f.	No plans

g.	No plans

h.	No plans (the Issuer’s shares trade only on the “Pink Sheets”)

i.	No Plans ( the Issuer filed Form 15-12G on March 9, 2011 terminating its registration under Section 12(g) of the Securities Exchange Act of 1934)

j.	No plans

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned: 3,127,711 shares representing 58.67% of the outstanding shares.

(b)	The Reporting Person has:

i.	Sole voting and disposition power with respect to 1,660,698 shares;

ii.	Shared voting and disposition power with the Collins Children’s Trust with respect to 1,467,013 shares

(c)	None

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person is a party to an employment agreement with the issuer dated January 8, 2006.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2016
Dated

/s/ David A. Collins
Signature
David A. Collins
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).